Mail Stop 3561

July 3, 2008

Mr. Julian Steffenhagen
Chief Executive Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

> **Re:** **Hemacare Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-15223**

Dear Mr. Steffenhagen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 31

1. We note your statement that the chief executive officer and chief financial officer have concluded that the your disclosure controls and procedures "may not be effective at the reasonable assurance level." Your conclusion should clearly state that your disclosure controls and procedures are either *effectiv*e or *ineffective.* Please refer to Item 307 of Regulation S-K and revise.

(b) Management's Annual Report on Internal Controls over Financial Reporting, page 31

2.   We note that your chief executive officer and your chief financial officer have "not completed a comprehensive test of material high risk internal controls to confirm these controls are effective" and, therefore, cannot conclude that as of December 31, 2007 your internal controls over financial reporting are effective. This statement appears to be inconsistent with your disclosure that you completed an evaluation of the effectiveness of the internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of your assessment should be a top-down, risk-based approach that should result in you providing a higher degree of attention and resources to areas of greater risk. Please provide a detailed discussion of the steps you performed to complete your evaluation of the effectiveness of internal controls over financial reporting and how these procedures are in accordance with the requirements under the framework you utilized (i.e. COSO). Please refer to the discussion in the Staff's statement on management's report on ICFR (Paragraph C) available on our website at http://www.sec.gov/info/accountants/stafficreporting.pdf. Based on the foregoing, if you are able to conclude your conclusion should clearly state that your internal controls over financial reporting are either *effectiv*e or *ineffective*.

3.   Please provide the disclosures required by Item 308T(a)(4) of Regulation S-K.

(c) Remediation of Material Weakness in Internal Controls over Financial Reporting, page 33

4.   We note that you have identified material weaknesses in the company's control process. Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Audited Financial Statements for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 3 – Discontinued Operations, F-14

5.   We note from your disclosure that you have classified the assets and liabilities related to HemaBio as "held for sale" and reported the operations of this entity as "discontinued operations" as of December 31, 2007 under paragraph (30) of SFAS No. 144. It appears from your disclosure here and in your Form 8-K filed on December 14, 2007 that HemaBio executed an "Assignment of Benefit of

Creditors" which is a legally prescribed business liquidation mechanism under the Florida State law. Based on this disclosure, it would appear that you are liquidating, and not selling the operations of HemaBio. Please refer to the guidance in paragraphs (27-29) of SFAS No. 144 and tell us why you believe HemaBio should be classified as "held for sale" versus "held and used."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Health Care Services